EXHIBIT 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	December 11, 2024

Eldorado Gold Releases Updated Mineral Reserve and Mineral Resource

Statement; 2024 Gold Mineral Reserves Increased to 11.9 Million Oz with M&I Gold

Mineral Resources of 22.0 Million Oz; Inaugural Mineral Reserve Declared

at Ormaque; Outline of 2025 Reporting Schedule

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) today releases its updated Mineral Reserve and Mineral Resource (“MRMR”) estimates as of September 30, 2024.

“Our updated Mineral Reserves estimate provides a solid foundation and underpins our production profile over the next decade and beyond,” said George Burns, President and CEO. “We were pleased to increase our Mineral Reserves by approximately 2% overall, driven by increases at the Lamaque Complex and Efemcukuru that extends Reserve mine life significantly and complements our already long mine life assets at Skouries, Kisladag and Olympias. The Lamaque Complex Mineral Reserve increased by 45%, driven primarily by the declaration of an Inaugural Mineral Reserve at Ormaque of 619 thousand ounces. This follows a solid track record of successfully replacing Mineral Reserves since acquiring the asset in 2017 and sets up the Lamaque Complex for the long-term with two underground mines with significant Inferred Mineral Resource conversion potential and exploration upside.”

“In addition, at Efemcukuru, we increased Mineral Reserves by 23% resulting in an extension to the mine life by an additional two years to an updated life of mine of eight years. Efemcukuru has been a reliable producer since 2011, and our team remains committed to exploring opportunities to extend mine life further. During 2025, our focus will continue to be on extending the mine life at our existing operations and testing near-mine exploration targets, while seeking a discovery from our highly prospective portfolio of early stage exploration targets in Canada and Turkiye.”

Mineral Reserves Update

The Company’s Proven and Probable gold Mineral Reserves totalled 11.9 million ounces as of September 30, 2024, an increase of approximately 2% from the previous MRMR statement from September 30, 2023. The complete MRMR table and notes can be found at the end of this release.

	Ore Tonnes (t x 1,000)	Gold Grade (g/t)	Total Mineral Reserves (Gold Ounces) x 1,000)
Mineral Reserves as of September 30, 2023(1)	350,665	1.04	11,717
Depletion(2)	(14,667)	1.57	(742)
Adjustments for metal prices, cut-off value, mine plan optimization, additions due to new drilling and conversion of Resources	8,735	3.33	936
Mineral Reserves as of September 30, 2024	344,733	1.07	11,911

(1)

The Company’s total MRMR excludes Mineral Reserves at its non-core Romanian asset (Certej). As disclosed in the Q3 2024 Managements Discussion & Analysis, the Certej project has been presented as a disposal group held for sale as at September 30, 2024 and as a discontinued operation for the three and nine months ended September 30, 2024. On October 7, 2024, the Company entered into a share purchase agreement to sell the Certej project. The closing of the disposition is subject to certain conditions.

(2)	Depletion declared here are in-situ ounces. Depletion includes the 12-month period of October 1, 2023, through September 30, 2024.

1

Excluding depletion, the increase in Mineral Reserves is primarily attributable to additions at Kokarpinar South at Efemcukuru as well as an inaugural Mineral Reserve estimate for the Ormaque deposit within the Lamaque Complex.

-	Lamaque Complex: Mineral Reserves increased 45% with the addition of Ormaque, partially offset by depletion at Triangle, resulting in an increase in life of mine to eight years.

o	Ormaque: Inaugural Mineral Reserve of 619 thousand ounces at Ormaque.
o	Triangle: Mineral Reserves decreased primarily as a result of depletion.

-	Kisladag: Mineral Reserves decreased as a result of depletion, partially offset by positive design changes.

-	Efemcukuru: Mineral Reserves increased with the addition of Kokarpinar South, increasing the life of mine by two years to an updated eight year life of mine.

-	Olympias: Mineral Reserves decreased due to depletion and Resource modelling incorporating additional drilling.

The following table summarizes the period-over-period changes to the Company’s Mineral Reserves:

Gold Mineral Reserves
	2023	2024	Change(1)	Change excluding depletion
	Contained Gold Oz (x 1,000)
Efemcukuru	550	678	128	224
Kisladag	3,759	3,559	(200)	144
Lamaque Complex (Triangle + Parallel)	877	658	(219)	(43)
Lamaque Complex (Ormaque)	0	619	619	619
Olympias	1,907	1,770	(137)	(11)
Perama Hill	995	997	2	2
Skouries	3,630	3,630	0	0
Total	11,717	11,911	194	936

NOTE: Totals may not sum due to rounding.

(1)	The Company reports its MRMR as of September 30, 2024. As such, the change year over year is from October 1, 2023 to September 30, 2024.

Mineral Resources Update

Eldorado’s Measured and Indicated Mineral Resources (“M&I Mineral Resources”) totalled 22.0 million ounces gold, as of September 30, 2024. The Company successfully converted Inferred Mineral Resources to M&I Mineral Resources at Ormaque, within the Lamaque Complex, and at Efemcukuru. The total is offset by depletion at the other operating mines. This resulted in a 3% decrease from the previous MRMR statement from September 30th, 2023. Eldorado’s Inferred Mineral Resources totalled 6.8 million ounces as of September 30, 2024, a 10% decrease from the previous MRMR statement. Detailed MRMR disclosure tables are included at the end of this news release.

2

-	Lamaque Complex: The increase in total M&I Mineral Resources is primarily related to conversion from Inferred Mineral Resources at Ormaque, whilst partially offset by depletion at Triangle.

o

Ormaque: M&I Mineral Resources increased nearly 300% attributable to significant expansion and conversion of Inferred Mineral Resources. Inferred Mineral Resources decreased as a result of the above-mentioned conversion, partially offset by the addition of new Inferred Mineral Resources.

o

Triangle: M&I Mineral Resources decreased due to depletion and Inferred Mineral Resources decreased due to discontinuities in C7 vein continuity recognised during in-fill drilling, grade changes, and cut-off grade assumptions, coupled with conversion to M&I Mineral Resources.

-	Kisladag: The decrease in M&I Mineral Resources is primarily from depletion. Inferred Mineral Resources remained relatively unchanged period-over-period.

-

Efemcukuru: The decrease in M&I Mineral Resources is primarily from depletion, partially offset by the conversion to Mineral Reserves at Kokarpinar South. The slight decrease in Inferred Mineral Resources is attributable to conversion to M&I Mineral Resources.

-

Olympias: Both M&I Mineral Resources and Inferred Mineral Resources decreased due to depletion, model estimation parameters updates, and the exclusion of un-minable material which were previously included, off-setting extensional discoveries. As part of the annual review of Mineral Resources with respect to reasonable prospects for eventual economic extraction (“RPEEE”), some un-mineable material was removed due to proximity to existing infrastructure, areas of poor geotechnical conditions and inaccessibility due to previous mining activities.

The following table summarizes the period-over-period changes to the Company’s Mineral Resources:

Measured and Indicated Gold Mineral Resources(1)				Inferred Gold Mineral Resources
	2023	2024	Change(2)	2023	2024	Change(2)
	Contained Gold ounces (x1000)			Contained Gold ounces (x1000)
Lamaque Complex
Triangle, Parallel & Plug #4	1,679	1,424	(255)	2,305	1,731	(574)
Ormaque	191	748	557	927	837	(90)
Lamaque Complex Total	1,870	2,172	302	3,232	2,568	(664)
Kisladag	6,290	5,816	(474)	107	100	(7)
Efemcukuru	1,200	1,155	(45)	176	168	(8)
Olympias	3,198	2,663	(535)	589	457	(132)
Perama Hill	1,374	1,374	-	59	59	-
Perama South	0	0	-	728	728	-
Piavitsa	0	0	-	1,025	1,025	-
Sapes	0	0	-	820	820	-
Skouries	5,030	5,030	-	814	814	-
Subtotal	18,962	18,210	(752)	7,550	6,739
Certej(3) – held for sale	3,829	3,829	-	23	23
Total	22,791	22,039	(752)	7,573	6,762	(811)

NOTE: Totals may not sum due to rounding.

(1)	Mineral Resources are inclusive of Mineral Reserves.
(2)	The Company Reports on its MRMR as of September 30, 2024. As such, the change year over year is from October 1, 2023 to September 30, 2024.
(3)

As disclosed in the Q3 2024 Managements Discussion & Analysis, the Certej project has been presented as a disposal group held for sale as at September 30, 2024 and as a discontinued operation for the three and nine months ended September 30, 2024. On October 7, 2024, the Company entered into a share purchase agreement to sell the Certej project. The closing of the disposition is subject to certain conditions.

3

2025 Reporting Schedule

The Company intends to report, and host a conference call led by senior management, as set out in the table below. The Company reserves the right to amend the schedule in its discretion and will inform the market of any changes in schedule.

Event	Result Date	Conference Call Date
Fourth Quarter and Full Year 2024	February 20, 2025	February 21, 2025
First Quarter 2025	May 1, 2025	May 2, 2025
Second Quarter 2025	July 31, 2025	August 1, 2025
Third Quarter 2025	October 30, 2025	October 31, 2025

About Eldorado

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada and Greece. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact

Investor Relations

Lynette Gould, VP, Investor Relations, Communications & External Affairs

647 271 2827 or 1 888 353 8166

lynette.gould@eldoradogold.com

Media

Chad Pederson, Director, Communications and Public Affairs

236 885 6251 or 1 888 353 8166

chad.pederson@eldoradogold.com

4

Eldorado Gold Mineral Reserves as of September 30, 2024

Project	*Proven Mineral Reserves*			*Probable Mineral Reserves*			*Total Proven and Probable*		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Efemcukuru	985	5.13	162	3,436	4.67	515	4,421	4.77	678
Kisladag	151,878	0.68	3,296	15,688	0.52	263	167,566	0.66	3,559
Triangle, Parallel	*1,357*	*5.70*	*249*	*1,956*	*6.50*	*409*	*3,313*	*6.19*	*658*
Ormaque	*3*	*7.76*	*1*	*2,661*	*7.22*	*618*	*2,664*	*7.22*	*619*
Lamaque Complex	1,360	5.72	250	4,617	6.92	1,027	5,977	6.65	1,277
Olympias	3,411	7.90	868	5,930	4.70	903	9,341	5.89	1,770
Perama Hill	3,116	4.08	409	7,196	2.54	587	10,312	3.01	997
Skouries	73,101	0.87	2,053	74,015	0.66	1,576	147,116	0.77	3,630
TOTAL GOLD	**233,851**	**0.94**	**7,038**	**110,882**	**1.37**	**4,871**	**344,733**	**1.07**	**11,911**
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Olympias	3,411	118	12,979	5,930	116	22,046	9,341	117	35,024
Perama Hill	3,116	4.02	403	7,196	5.37	1,241	10,312	4.96	1,644
TOTAL SILVER	**6,527**	**64**	**13,382**	**13,126**	**55**	**23,287**	**19,653**	**58**	**36,668**
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Skouries	73,101	0.52	381	74,015	0.49	359	147,116	0.50	740
TOTAL COPPER	**73,101**	**0.52**	**381**	**74,015**	**0.49**	**359**	**147,116**	**0.50**	**740**
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	3,411	3.7	128	5,930	4.2	250	9,341	4.0	378
TOTAL LEAD	**3,411**	**3.8**	**128**	**5,930**	**4.2**	**250**	**9,341**	**4.0**	**378**
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	3,411	4.6	158	5,930	5.3	315	9,341	5.1	474
TOTAL ZINC	**3,411**	**4.6**	**158**	**5,930**	**5.3**	**315**	**9,341**	**5.1**	**474**

5

Eldorado Gold Mineral Reserves as of September 30, 2023

Project	*Proven Mineral Reserves*			*Probable Mineral Reserves*			*Total Proven and Probable*		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Efemcukuru	1,290	5.18	215	2,082	5.01	335	3,372	5.08	550
Kisladag	163,085	0.68	3,543	13,491	0.50	216	176,576	0.67	3,759
Lamaque Complex	1,033	6.07	202	3,422	6.14	675	4,454	6.12	877
Olympias	2,354	8.88	672	6,502	5.91	1,235	8,856	6.70	1,907
Perama Hill	3,116	4.08	409	7,176	2.54	586	10,292	3.01	995
Skouries	73,101	0.87	2,053	74,015	0.66	1,576	147,116	0.77	3,630
TOTAL GOLD	243,978	0.90	7,093	106,687	1.35	4,624	350,665	1.04	11,717
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x1000)
Olympias	2,354	126	9,568	6,502	126	26,242	8,856	126	35,810
Perama Hill	3,116	4.0	403	7,176	5.4	1,237	10,292	5.0	1,639
TOTAL SILVER	5,470	57	9,971	13,678	62	27,479	19,148	61	37,450
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Skouries	73,101	0.52	381	74,015	0.48	359	147,116	0.50	740
TOTAL COPPER	73,101	0.52	381	74,015	0.48	359	147,116	0.50	740
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,354	4.0	94	6,502	4.3	280	8,856	4.2	374
TOTAL LEAD	2,354	4.0	94	6,502	4.3	280	8,856	4.2	374
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x1000)
Olympias	2,354	4.7	111	6,502	5.5	357	8,856	5.3	468
TOTAL ZINC	2,354	4.7	111	6,502	5.5	357	8,856	5.3	468

6

Eldorado Gold Mineral Resources as of September 30, 2024[1]

Project	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x 1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x 1000)	(x1000)	g/t	ounces (x1000)
Certej[2]	29,300	1.73	1,626	58,653	1.17	2,203	87,953	1.35	3,829	842	0.86	23
Efemcukuru[3]	1,556	7.23	362	3,849	6.40	793	5,405	6.64	1,155	1,300	4.02	168
Kisladag	260,131	0.61	5,129	42,358	0.50	687	302,489	0.59	5,816	6,656	0.47	100
Triangle, Plug #4, Parallel	*2,269*	*6.55*	*477*	*4,367*	*6.74*	*947*	*6,636*	*6.67*	*1,424*	*8,188*	*6.58*	*1,731*
Ormaque[4]	*3*	*7.76*	*1*	*1414*	*16.44*	*747*	*1,417*	*16.41*	*748*	*1,750*	*14.87*	*837*
Lamaque Complex	2,272	6.55	478	5,781	9.12	1,694	8,053	8.39	2,172	9,938	8.04	2,568
Olympias	4,200	9.71	1,311	6,966	6.04	1,352	11,166	7.42	2,663	2,081	6.82	457
Perama Hill	3,093	4.15	412	10,973	2.73	962	14,066	3.04	1,374	1,136	1.63	59
Perama South	0	0.00	0	0	0.00	0	0	0.00	0	14,870	1.52	728
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	6,613	4.82	1,025
Sapes	0	0.00	0	0	0.00	0	0	0.00	0	3,434	7.43	820
Skouries	90,714	0.85	2,479	149,260	0.53	2,551	239,974	0.65	5,030	67,657	0.37	814
TOTAL GOLD	**391,266**	**0.94**	**11,797**	**277,840**	**1.15**	**10,242**	**669,106**	**1.02**	**22,039**	**114,527**	**1.84**	**6,762**
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x 1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x 1000)	(x1000)	g/t	ounces (x1000)
Certej[2]	29,300	9	8,111	58,653	10	18,103	87,953	9	26,214	842	4	110
Efemcukuru	1,556	22	1,091	3,849	22	2,663	5,405	22	3,754	1,300	31	1,303
Olympias	4,200	147	19,846	6,966	139	31,119	11,166	142	50,965	2,081	135	9,028
Perama Hill	3,093	4	415	10,973	7	2,579	14,066	7	2,994	1,136	2	83
Piavitsa	0	0	0	0	0	0	0	0	0	6,613	54	11,389
Stratoni	0	0	0	1,391	152	6,785	1,391	152	6,785	1,807	166	9,672
TOTAL SILVER	**38,149**	**24**	**29,463**	**81,832**	**23**	**61,249**	**119,981**	**24**	**90,712**	**13,779**	**71**	**31,585**
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x 1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x 1000)	(x1000)	%	tonnes (x1000)
Skouries	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
TOTAL COPPER	**90,714**	**0.51**	**466**	**149,260**	**0.44**	**652**	**239,974**	**0.47**	**1,118**	**67,657**	**0.40**	**267**
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x 1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x 1000)	(x1000)	%	tonnes (x1000)
Olympias	4,200	4.7	197	6,966	5.0	350	11,166	4.9	547	2,081	5.0	105
Stratoni	0	0.0	0	1,391	6.0	84	1,391	7	84	1,807	6.9	124
TOTAL LEAD	**4,200**	**4.69**	**197**	**8,357**	**5.2**	**434**	**12,557**	**5.0**	**631**	**3,888**	**5.9**	**229**
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x 1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x 1000)	(x1000)	%	tonnes (x1000)
Olympias	4,200	5.9	247	6,966	6.5	451	11,166	6.3	698	2,081	5.9	123
Stratoni	0	0.0	0	1,391	8.4	117	1,391	8.4	117	1,807	8.3	150
TOTAL ZINC	**4,200**	**5.9**	**247**	**8,357**	**6.8**	**568**	**12,557**	**6.5**	**815**	**3,888**	**7.0**	**273**

Notes:

(1)	Resource grades are reported undiluted, however resources are assessed for reasonable expectation of economic extraction by applying expected minimum mining shapes.
(2)

As disclosed in the Q3 2024 Managements Discussion & Analysis, the Certej project has been presented as a disposal group held for sale as at September 30, 2024 and as a discontinued operation for the three and nine months ended September 30, 2024. On October 7, 2024, the Company entered into a share purchase agreement to sell the Certej project. The closing of the disposition is subject to certain conditions.

(3)

Mineralized shapes based on RPEEE identified based on 2.5 g/t Au COG; within shapes material below incremental COG of 1.0 g/t have been excluded; grades are diluted by must-take material between 1.0 and 2.5 g/t Au.

(4)	Due to narrow veins, continued conversion of Resources to Reserves at Ormaque will reflect expected lower grades to fully represent mining modifying factors.

7

Eldorado Gold Mineral Resources as of September 30, 2023[1]

Project	Measured Resources			Indicated Resources			Total Measured and Indicated			Inferred Resources		
Gold	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au	Tonnes	Au	Contained Au
	(x1000)	g/t	ounces (x1000)	(x 1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x 1000)	(x1000)	g/t	ounces (x1000)
Certej[2]	29,300	1.73	1,626	58,653	1.17	2,203	87,953	1.35	3,829	842	0.86	23
Efemcukuru	1,588	7.15	365	3,991	6.51	835	5,580	6.69	1,200	1,323	4.13	176
Kisladag	286,037	0.61	5,585	44,280	0.50	705	330,317	0.59	6,290	7,529	0.44	107
Triangle, Plug #4, Parallel	*1,183*	*8.12*	*309*	*5,627*	*7.58*	*1,370*	*6,810*	*7.67*	*1,679*	*9,728*	*7.37*	*2,305*
Ormaque[3]	*0*	*0.00*	*0.00*	*309*	*19.24*	*191*	*309*	*19.24*	*191*	*1,869*	*15.43*	*927*
Lamaque Complex	1,183	8.12	309	5,936	8.19	1,561	7,119	8.17	1,870	11,597	8.67	3,232
Olympias	3,447	10.59	1,174	8,992	7.00	2,024	12,439	8.00	3,198	2,339	7.84	589
Perama Hill	3,093	4.15	412	10,973	2.73	962	14,066	3.04	1,374	1,136	1.63	59
Perama South	0	0.00	0	0	0.00	0	0	0.00	0	14,870	1.52	728
Piavitsa	0	0.00	0	0	0.00	0	0	0.00	0	6,613	4.82	1,025
Sapes	0	0.00	0	0	0.00	0	0	0.00	0	3,434	7.43	820
Skouries	90,714	0.85	2,479	149,260	0.53	2,551	239,974	0.65	5,030	67,657	0.37	814
TOTAL GOLD	**415,362**	**0.89**	**11,950**	**282,086**	**1.20**	**10,841**	**697,448**	**1.02**	**22,791**	**117,341**	**2.01**	**7,574**
Silver	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag	Tonnes	Ag	Contained Ag
	(x1000)	g/t	ounces (x1000)	(x 1000)	g/t	ounces (x1000)	(x1000)	g/t	ounces (x 1000)	(x1000)	g/t	ounces (x1000)
Certej[2]	29,300	9	8,111	58,653	10	18,103	87,953	9	26,214	842	4	110
Olympias	3,447	152	16,849	8,992	144	41,770	12,439	147	58,619	2,339	179	13,488
Perama Hill	3,093	4	415	10,973	7	2,579	14,066	7	2,994	1,136	2	83
Piavitsa	0	0	0	0	0	0	0	0	0	6,613	54	11,389
Stratoni	0	0	0	1,391	152	6,785	1,391	152	6,785	1,807	166	9,672
TOTAL SILVER	**35,840**	**22**	**25,375**	**80,009**	**27**	**69,237**	**115,849**	**25**	**94,612**	**12,737**	**85**	**34,742**
Copper	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu	Tonnes	Cu	Contained Cu
	(x1000)	%	tonnes (x1000)	(x 1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x 1000)	(x1000)	%	tonnes (x1000)
Skouries	90,714	0.51	466	149,260	0.44	652	239,974	0.47	1,118	67,657	0.40	267
TOTAL COPPER	**90,714**	**0.51**	**466**	**149,260**	**0.44**	**652**	**239,974**	**0.47**	**1,118**	**67,657**	**0.40**	**267**
Lead	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb	Tonnes	Pb	Contained Pb
	(x1000)	%	tonnes (x1000)	(x 1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x 1000)	(x1000)	%	tonnes (x1000)
Olympias	3,447	4.8	167	8,992	4.9	441	12,439	4.9	608	2,339	6.2	146
Stratoni	0	0.0	0	1,391	6.0	84	1,391	6.0	84	1,807	6.9	124
TOTAL LEAD	**3,447**	**4.84**	**167**	**10,383**	**5.1**	**525**	**13,830**	**5.0**	**692**	**4,146**	**6.5**	**270**
Zinc	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn	Tonnes	Zn	Contained Zn
	(x1000)	%	tonnes (x1000)	(x 1000)	%	tonnes (x1000)	(x1000)	%	tonnes (x 1000)	(x1000)	%	tonnes (x1000)
Olympias	3,447	5.9	204	8,992	6.6	593	12,439	6.4	797	2,339	6.8	160
Stratoni	0	0.0	0	1,391	8.4	117	1,391	8.4	117	1,807	8.3	150
TOTAL ZINC	**3,447**	**5.9**	**204**	**10,383**	**6.8**	**710**	**13,830**	**6.6**	**914**	**4,146**	**7.5**	**310**

Notes:

(1)	Resource grades are reported undiluted, however resources are assessed for reasonable expectation of economic extraction by applying expected minimum mining shapes.
(2)

As disclosed in the Q3 2024 Managements Discussion & Analysis, the Certej project has been presented as a disposal group held for sale as at September 30, 2024 and as a discontinued operation for the three and nine months ended September 30, 2024. On October 7, 2024, the Company entered into a share purchase agreement to sell the Certej project. The closing of the disposition is subject to certain conditions.

(3)	Due to narrow veins, any future potential conversion of Resources to Reserves at Ormaque will reflect expected lower grades to fully represent mining modifying factors.

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ADVISORIES AND DETAILED NOTES ON MINERAL RESERVES AND RESOURCES

General

Mineral Reserves and Mineral Resources are as of September 30, 2024

The Mineral Reserves and Mineral Resources were classified using logic consistent with the CIM Definition Standards for Mineral Resources & Mineral Reserves (2014) incorporated, by reference, into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). Sample preparation, analytical techniques, laboratories used, and quality assurance and quality control protocols used during exploration drilling programs are done consistent with industry standards and independent certified assay labs are used.

Mineral Reserves are included in the Mineral Resources.

The Mineral Reserves and Mineral Resources are disclosed on a total project basis.

Measured and Indicated Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability. With respect to “Inferred Mineral Resources”, there is a great amount of uncertainty as to their existence and uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of a “Measured Mineral Resource”, “Indicated Mineral Resource” or “Inferred Mineral Resource” will ever be upgraded to a higher category.

Additional information on the Kisladag, Efemcukuru, Olympias, Skouries and Lamaque mineral properties mentioned in this news release (all of which are considered to be material mineral properties to the Company) are contained in Eldorado’s annual information form for the year ended December 31, 2023 and the following technical reports for each of those properties, all of which are available under the Company's profile at www.sedarplus.com and www.sec.gov:

-	Technical report entitled "Technical Report, Kisladag Gold Mine, Turkiye” with an effective date of January 17, 2020.
-	Technical report entitled "Technical Report, Efemcukuru Gold Mine, Turkiye” with an effective date of December 31, 2023.
-	Technical report entitled “Technical Report, Olympias Mine, Greece” with an effective date of December 31, 2023.
-	Technical report entitled “Technical Report, Skouries Project, Greece” with an effective date of January 22, 2022.
-	Technical report entitled “Technical Report, for the Lamaque Project, Quebec, Canada’” with an effective date of December 31, 2021.
-	In addition, Eldorado will file a new technical report for the Lamaque mineral properties (which will include the inaugural reserves at Ormaque noted above) by the end of January 2025.

Qualified Persons

Simon Hille, FAusIMM, Executive Vice President, Operations and Technical Services, is the “qualified person” under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this news release and verifying the technical data disclosed in this document relating to our operating mines and development projects, unless otherwise noted. Additional qualified persons have approved disclosures for specific properties as detailed in “Mineral Reserve Notes” and “Mineral Resource Notes” below. Jessy Thelland, géo (OGQ No. 758)., Director Technical Services Lamaque, a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this news release for the Quebec projects.

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Cautionary Note to US Investors Concerning Estimates of Measured, Indicated and Inferred Resources

There are differences between the standards and terms used for reporting mineral reserves and resources in Canada, and in the United States pursuant to the United States Securities and Exchange Commission’s (the “SEC”). The terms Mineral Resource, Measured Mineral Resource, Indicated Mineral Resource and Inferred Mineral Resource are defined by the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) and the CIM Definition Standards on Mineral Reserves and Mineral Resources adopted by the CIM Council, and must be disclosed according to Canadian securities regulations.

These standards differ from the requirements of the SEC applicable to domestic United States reporting companies. Accordingly, information contained in this news release with respect to mineral deposits may not be comparable to similar information made public by United States companies subject to the SEC’s reporting and disclosure requirements.

Mineral Reserve Notes

Eldorado reports Mineral Reserves in accordance with CIM Definition Standards. Mineral Reserves for the operating sites (Efemcukuru, Kisladag, Olympias, and within the Lamaque Complex – Ormaque and Triangle) were determined using a long-term gold price of $1,450/oz while Mineral Reserves for the Skouries and Perama Hill projects were determined based on a $1,300/oz gold price. A reserve test is undertaken every year to confirm future undiscounted cash flow from reserve mine plan is positive.

Long-Term Metal Price Assumptions – Mineral Reserves	2023	2024
Gold price ($ per ounce)	1,400	1,450
Silver price ($ per ounce)	19.00	19.00
Copper price ($ per pound)	2.75	2.75
Copper price ($ per tonne)	6,061	6,061
Lead price ($ per tonne)	2,000	2,000
Zinc price ($ per tonne)	2,500	2,500

Cut-off Grades/Values – Mineral Reserves	2023	2024
Efemcukuru	$123.62/t NSR(long hole stoping), $126.60/t NSR (drift and fill)	$130.05/t NSR (long hole stoping), $136.10/t NSR (drift and fill)
Kisladag	0.173 g/t Au Recoverable	0.179 g/t Au Recoverable
Lamaque Complex	5.06 g/t Au (Triangle Mine – long hole stoping)	4.99 g/t Au (long hole stoping), 5.67 g/t Au (drift and fill)
Olympias	$217.63/t NSR	$216.79/t NSR
Perama Hill	0.81 g/t Au	0.81 g/t Au
Skouries	$10.60/t NSR (open pit), $33.33/t NSR (underground)	$10.60/t NSR (open pit), $33.33/t NSR (underground)

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Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure related to the Mineral Reserves for the projects noted below contained within this release:

Asset	Mining Type(s)	Qualified Person	Company
Lamaque Complex: Triangle, Parallel, Plug #4	Underground	Jessy Thelland, géo (OGQ No. 758), Technical Services Director Lamaque	Eldorado Gold
Lamaque Complex: Ormaque	Underground	Phillippe Groleau, Eng, (OIQ No. 5032770), Senior Strategic Planner	Eldorado Gold
Kisladag	Open Pit	Herb Ley, SME-RM, Senior Project Manager	Stantec
Efemcukuru	Underground	Mike Tsafaras, P.Eng., Director, Mine Planning	Eldorado Gold
Olympias	Underground	Filip Medinac, P.Eng., Technical Services Manager, Olympias	Eldorado Gold
Skouries	Open Pit	Victor Vdovin, P.Eng., Head of Technical Services, Kassandra	Eldorado Gold
Skouries	Underground	Mike Tsafaras, P.Eng., Director, Mine Planning	Eldorado Gold
Perama Hill	Open Pit	Herb Ley, SME-RM, Senior Project Manager	Stantec

Mineral Resource Notes

Eldorado reports Mineral Resources in accordance with CIM Definition Standards. All Mineral Resources are assessed for reasonable prospects for eventual economic extraction (RPEEE). The Resource cut-off grades or values (e.g. gold equivalent) are determined using a long-term gold price ($1,800/oz) and modifying factors derived in the resource to reserve conversion process (or by comparison to similar projects for our resource-only properties). These values are then used to create constraining volumes that provide limits to the reported Resources. Resource grades are reported undiluted from within the constraining volumes that satisfy RPEEE.  At Efemcukuru, mineralized shapes based on RPEEE identified based on 2.5 g/t Au COG; within shapes material below incremental COG of 1.0 g/t have been excluded; grades are diluted by must-take material between 1.0 and 2.5 g/t Au. Due to the presence of narrow veins, any future potential conversion of Resources to Reserves at Ormaque will reflect expected lower grades to fully represent modifying factors associated with mining.

Open Pit Resources used pit shells created with the long-term gold price to constrain reportable model blocks. Underground Resources were constrained by volumes whose design was guided by a combination of the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Eldorado’s Mineral Resources are inclusive of Reserves.

Long-Term Metal Price Assumptions – Mineral Resources	2023	2024
Gold price ($ per ounce)	1,800	1,800
Silver price ($ per ounce)	24.00	24.00
Copper price ($ per pound)	3.25	3.25
Copper price ($ per tonne)	7,163	7,163
Lead price ($ per tonne)	2,200	2,200
Zinc price ($ per tonne)	2,800	2,800

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Mineral Resource Reporting and demonstration of Reasonable Prospects for Eventual Economic Extraction:

The Mineral Resources used a long term look gold metal price of $1,800/oz for the determination of resource cut-off grades or values. This guided execution of the next step where constraining surfaces or volumes were created to control resource reporting. Open pit-only projects (Kisladag, Perama Hill, Perama South, and Certej) used pit shells created with the long-term gold price to constrain reportable model blocks.  Underground Resources were constrained by 3D volumes whose design was guided by the reporting cut-off grade or value, contiguous areas of mineralization and mineability. Only material internal to these volumes were eligible for reporting. Projects with both open pit and underground Resources have the open pit Resources constrained by either the permit (Skouries), and pit shell, or by an open pit/underground economic crossover surface, and underground Resources constrained by a reporting shape.

Cut-off Grades/Values – Mineral Resources	2023	2024
Certej	0.60 g/t Au	0.60 g/t Au
Efemcukuru	2.5 g/t Au	2.5 g/t Au(1)
Kisladag	0.25 g/t Au (in-situ)	0.27 g/t Au (in-situ)
Lamaque Complex	Triangle Mine: 3.0 g/t Au; Ormaque 3.5 g/t Au	Triangle, Plug #4, Parallel, Ormaque: 3.5 g/t Au
Olympias	$125/t NSR	$115/t NSR
Perama Hill and Perama South	0.50 g/t Au	0.50 g/t Au
Piavitsa	4.0 g/t Au	4.0 g/t Au
Sapes	2.5 g/t Au (underground), 1.0 g/t Au (open pit)	2.5 g/t Au (underground), 1.0 g/t Au (open pit)
Skouries	0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground) ; Au Equivalent: (=Au g/t + 1.25*Cu%)	0.30 g/t Au Equivalent grade (open pit), 0.70 g/t Au Equivalent grade (underground); Au Equivalent: (=Au g/t + 1.25*Cu%)
Stratoni	$200/t NSR	$200/t NSR, based on Zn Equivalent grade of 10%

(1)

Mineralized shapes based on RPEEE identified based on 2.5 g/t Au COG; within shapes material below incremental COG of 1.0 g/t have been excluded; grades are diluted by must-take material between 1.0 and 2.5 g/t Au.

Qualified Persons

The following persons, all of whom are qualified persons under NI 43-101, have approved the disclosure related to the Mineral Resources for the projects noted below contained within this release:

Asset	Mining Type(s)	Qualified Person	Company
Lamaque Complex: Triangle, Parallel, Plug #4	Underground	Jessy Thelland, géo (OGQ No. 758)., Technical Services Director, Lamaque	Eldorado Gold
Lamaque Complex: Ormaque	Underground	Jessy Thelland, géo (OGQ No. 758)., Technical Services Director, Lamaque	Eldorado Gold
Kisladag	Open Pit	Hamilton Matias, MAusIMM, Principal Geology Consultant	Mining Plus
Efemcukuru	Underground	Hamilton Matias, MAusIMM, Principal Geology Consultant	Mining Plus
Olympias	Underground	Hamilton Matias, MAusIMM, Principal Geology Consultant	Mining Plus
Skouries	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Skouries	Underground	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Perama Hill	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Perama South	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Piavitsa	Underground	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Sapes	Underground & Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold
Stratoni	Underground	Hamilton Matias, MAusIMM, Principal Geology Consultant	Mining Plus
Certej	Open Pit	Sean McKinley, P.Geo., Manager, Mine Geology & Advanced Projects	Eldorado Gold

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Cautionary Note about Forward-looking Statements and Information

Certain of the statements made and information provided in this news release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “believes”, “budget”, “continue”, “estimates”, “expects”, “forecasts”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “strive”, “target” or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.

Forward-looking statements or information are by their nature based on a number of assumptions, that management considers reasonable. However, such assumptions involve both known and unknown risks, uncertainties and other factors which, if proven to be inaccurate, may cause actual results, activities, performance or achievements may be materially different from those described in the forward-looking statements or information. Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: our Mineral Reserves and Mineral Resources; long term prospects for the Lamaque Complex, the sale of the Certej project; exploration opportunities to extend the life of mine at Efemcukuru; 2025 focus on extending mine life, testing near-mine exploration targets and seeking a discovery from prospective early-stage exploration targets; the filing of a new technical report for the Lamaque Complex, the disclosed outlook on long term metal prices; and generally our strategy, plans and goals.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: our ability to obtain all required approvals and permits in a timely manner and our ability to comply with all the conditions that are imposed in such approvals and permits; timing of filing of a new technical report for the Lamaque mineral properties; timing, cost and results of our construction and development activities, improvements and exploration; the future price of gold and other commodities and the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; Mineral Reserves and Mineral Resources; our ability to unlock the potential of our brownfield property portfolio; our ability to address the negative impacts of climate change and adverse weather; consistency of agglomeration and our ability to optimize it in the future; the cost of, and extent to which we use, essential consumables (including fuel, explosives, cement, and cyanide); the impact and effectiveness of productivity initiatives; the time and cost necessary for anticipated overhauls of equipment; expected by-product grades; the use, and impact or effectiveness, of growth capital; the impact of acquisitions, dispositions, suspensions or delays on our business; the sustaining capital required for various projects; and the geopolitical, economic, permitting and legal climate that we operate in (including disruptions to shipping operations and related impacts).

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, risks relating to our operations in foreign jurisdictions (including disruptions to shipping operations) development risks at Skouries and other development projects; community relations and social license; liquidity and financing risks; climate change; inflation risk; environmental matters; production and processing; waste disposal; geotechnical and hydrogeological conditions or failures; the global economic environment; risks relating to any pandemic, epidemic, endemic or similar public health threats; reliance on a limited number of smelters and off-takers; labour (including in relation to employee/union relations, the Greek transformation, employee misconduct, key personnel, skilled workforce, expatriates, and contractors); indebtedness (including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings); government regulation; the Sarbanes-Oxley Act; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; financial reporting (including relating to the carrying value of our assets and changes in reporting standards); non-governmental organizations; corruption, bribery and sanctions; information and operational technology systems; litigation and contracts; estimation of Mineral Reserves and Mineral Resources; different standards used to prepare and report Mineral Reserves and Mineral Resources; credit risk; price volatility, volume fluctuations and dilution risk in respect of our shares; actions of activist shareholders; reliance on infrastructure, commodities and consumables (including power and water); currency risk; interest rate risk; tax matters; dividends; reclamation and long-term obligations; acquisitions, including integration risks, and dispositions; regulated substances; necessary equipment; co-ownership of our properties; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; and competition. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, for a fuller understanding of the risks and uncertainties that affect our business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.

13